SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-1(c))

                                 Amendment No. 1

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               CNET Networks, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    12613R104
                                 (CUSIP Number)

                                December 31, 2002
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           (Page 1 of 8 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12613R104                13G                    Page 2 of 8 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY)
                                           Blue Ridge Limited Partnership
                                           13-3891223
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                            10,320,000
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                            10,320,000
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                            10,320,000
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                            7.4%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                            PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12613R104               13G                    Page 3 of 8 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                     JAG Holdings LLC
                                                     13-3879585
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                           Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                           -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                           10,320,000
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                           -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                           10,320,000
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                           10,320,000
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                           7.4%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                           OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12613R104                13G                    Page 4 of 8 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                   John A. Griffin
                                                   Not Applicable
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                           United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                           200,000
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                           10,320,000
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                           200,000
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                           10,320,000
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                           10,520,000
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                           7.6%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                           IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12613R104               13G                    Page 5 of 8 Pages

     The Schedule 13G initially filed on July 8, 2002 is hereby amended and restated by this Amendment No. 1 to the Schedule 13G.

Item 1(a).     Name of Issuer:

     The name of the issuer is CNET Networks Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 235 Second Street, San Francisco, CA 94105.

Item 2(a).     Name of Person Filing:

     This statement is filed by:

          (i) Blue Ridge Limited Partnership, a New York limited partnership ("BRLP"), with respect to the shares of Common Stock directly owned by it;

         (ii) JAG Holdings LLC, a New York limited company ("JAG"), with respect to the shares of Common Stock directly owned by BRLP; and

        (iii) John A. Griffin with respect to the shares of Common Stock directly owned by BRLP.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 660 Madison Avenue, 20th Floor, New York, NY 10021.

      (c). Citizenship:

     BRLP is a limited partnership organized under the laws of the State of Delaware. JAG is a limited liability company organized under the laws of the State of Delaware. Mr. Griffin is a United States citizen.

      (d). Title of Class of Securities:

     Common Stock, par value $0.0001 per share (the "Common Stock").

      (e). CUSIP Number:

      12613R104

CUSIP No. 12613R104                 13G                    Page 6 of 8 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                  Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     A.   Blue Ridge Limited Partnership
          (a) Amount beneficially owned: 10,320,000
          (b) Percent of class: 7.4% The percentages used herein and in the rest of Item 4 are calculated based upon the 139,060,546 shares of Common Stock issued and outstanding as of October 31, 2002, as reflected in the Company's Form 10-Q for the quarterly period ended September 30, 2002.
          (c)(i) Sole power to vote or direct the vote: -0-
            (ii) Shared power to vote or direct the vote: 10,320,000
           (iii) Sole power to dispose or direct the disposition: -0-
            (iv) Shared power to dispose or direct the disposition: 10,320,000

CUSIP No. 12613R104                 13G                    Page 7 of 8 Pages

     B. JAG Holdings LLC
          (a) Amount beneficially owned: 10,320,000
          (b) Percent of class: 7.4%
          (c)(i) Sole power to vote or direct the vote: -0-
            (ii) Shared power to vote or direct the vote: 10,320,000
           (iii) Sole power to dispose or direct the disposition: -0-
            (iv) Shared power to dispose or direct the disposition: 10,320,000

     C. John A. Griffin
          (a) Amount beneficially owned: 10,520,000
          (b) Percent of class: 7.6%
          (c)(i) Sole power to vote or direct the vote: 200,000
            (ii) Shared power to vote or direct the vote: 10,320,000
           (iii) Sole power to dispose or direct the disposition: 200,000
            (iv) Shared power to dispose or direct the disposition: 10,320,000

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     JAG, the General Partner of BRLP, has the power to direct the affairs of BRLP, including decisions respecting the receipt of dividends from and the proceeds from the sale of Common Stock. Mr. Griffin is the Managing Member of JAG, and in that capacity directs its operations.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not Applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 12613R104                 13G                    Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 12, 2003

                              BLUE RIDGE LIMITED PARTNERSHIP
                              By:  JAG HOLDINGS LLC, its General Partner



                              By:  /s/ Richard S. Bello
                                 ---------------------------------------
                                 Name:      Richard S. Bello
                                 Title:     Managing Director


                              JAG HOLDINGS LLC



                              By:  /s/ Richard S. Bello
                                 ---------------------------------------
                                 Name:      Richard S. Bello
                                 Title:     Managing Director




                                  /s/ John A. Griffin
                                 ---------------------------------------
                                           John A. Griffin